Exhibit 4.9

ARROW FINANCIAL CORPORATION
DESCRIPTION OF SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
The authorized capital stock of Arrow Financial Corporation (the “Company,” “Arrow” or “us”) consists of 30,000,000 common shares of a par value of One Dollar ($1.00) each and 1,000,000 preferred shares of a par value of One Dollar ($1.00) each.
The following summary describes certain of the material provisions of our common shares, but does not purport to be complete and is subject to and qualified in its entirety by the Delaware General Corporation Law, the Certificate of Incorporation, as amended, filed as an Exhibit to our Form 8-K filed June 5, 2019 (the “Certificate of Incorporation”) and the By-Laws, as amended, filed as an Exhibit to our Form 8-K filed on November 24, 2009 (the “By-Laws”).
COMMON SHARES
The holders of Arrow common shares are entitled to one vote for each share held of record in the election of directors and in all other matters to be voted on by the shareholders. Except as otherwise provided by law, the By-Laws or the Certificate of Incorporation, every matter other than the election of directors to be decided by shareholders is decided by a vote of the majority of the shares cast, ignoring abstentions. There is no cumulative voting with respect to the election of directors, and the directors up for election are elected by a plurality of the votes cast. As a result, the holders of more than 50 percent of the shares voting for the election of directors can elect all of the directors. The board of directors is divided into three roughly equal classes, each serving for a term of three years. Generally, only approximately one third of director seats are up for election in a given year, unless there is a vacancy.
Holders of common shares are entitled to receive any dividends as may be declared by the board of directors out of funds legally available for such purpose; and, in the event of our liquidation, dissolution, or winding up, to share ratably in all assets remaining after payment of liabilities and after provision has been made for each class of shares, if any, having preference over the common shares.
All of the outstanding shares of common shares are validly issued, fully paid and nonassessable. Holders of Arrow common shares have no preemptive right to subscribe for or purchase additional shares of any class of Arrow capital shares.
NEW YORK LAW AND CERTAIN CHARTER PROVISIONS
We are subject to the provisions of Section 912 of the New York Business Corporation Law. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested shareholder” for a period of five years after the date of the transaction in which the person becomes an interested shareholder, unless the business combination is approved by the board of directors. An “interested shareholder” is a person who, together with affiliates and associates, owns 20% or more of the corporation’s voting shares.
Our Certificate of Incorporation includes provisions to eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the New York Business Corporation Law. The Certificate of Incorporation also provides for the indemnification of our directors and officers to the fullest extent permitted by New York Business Corporation Law. Additionally, the Certificate of Incorporation provides that any business combination must be approved by holders of at least 80% of the outstanding shares of the Company entitled to vote on election of directs, provided that a business combination may be approved by the number of shares required by law if it is approve by 80% of the board of directors and the consideration to be received by the shareholders is fair.